The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:     Randolph Capital Group, Inc.

Address of Principal Business Office:   175 North Harbor Drive, Suite 4502
                                        Chicago, Illinois 60601

Telephone Number:  (312) 819-1730

Name and address of agent for service of process:

                                        The Company Corporation
                                        1013 Centre Road
                                        Wilmington, Delaware 19805

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Chicago and the state of Illinois on the 14th day of October, 1999.

                                   By:  /s/  Omar A. Rizvi
                                        ----------------------------------------
                                   Title:    President
                                             Origin Investment Group, Inc.


                              Attest:  /s/  Scott K. Lindenberger
                                       -----------------------------------------
                                   Title:    Corporate Secretary
                                             Origin Investment Group, Inc.